[John Hancock letterhead]

April 14, 2006 - Submitted Electronically Via EDGAR

Alison White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:   Post-Effective Amendments to Variable Annuity Registrations on Form N-4:
      Venture (Reg. Nos.333-70728, 333-70730, 33-79112, 33-46217)
      Venture III (Reg. Nos.333-70850, 333-83558)
      Vantage (Reg. No.333-71072)
      Vision (Reg. Nos. 333-71074, 333-61283)

Dear Ms. White:

In response to your telephone request on April 13, 2006, we attach copies of the fee tables that will form part of the prospectuses that the captioned Registrants intend to file under Rule 485(b).

We also respond to your comment on the need for additional disclosure on master-feeder funds and fund-of funds, as follows:

We will replace the last paragraph in Funds disclosure section of the prospectus, immediately above the table on Funds and Fund objectives, with the following paragraphs:

      Each of the John Hancock Trust's Index Allocation, Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") are "fund-of funds" that invest in other underlying funds. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for the Fund, and associated investment risks.

      Each of the John Hancock Trust's American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International Funds ("JHT American Funds") invests in Series 2 shares of the corresponding investment portfolio of a "master" fund and are subject to an additional 0.25% 12b-1 fee. The JHT American Funds operate as "feeder funds," which means that the Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.

      You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

      - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

      - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact Kimberly Ciccarelli, Esq. at (617) 663-2191.

                                     Very truly yours,

                                     s/Arnold R. Bergman

                                     Arnold R. Bergman
                                     Chief Counsel - Annuities

                         Fee Tables (Venture Version A)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture Contract. These fees are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)
(as a percentage of Purchase Payments)                   JOHN HANCOCK USA
FIRST YEAR                                                       6%
SECOND YEAR                                                      6%
THIRD YEAR                                                       5%
FOURTH YEAR                                                      5%
FIFTH YEAR                                                       4%
SIXTH YEAR                                                       3%
SEVENTH YEAR                                                     2%
THEREAFTER                                                       0%

TRANSFER FEE(C)
MAXIMUM FEE                                                    $25
CURRENT FEE                                                    $ 0

MAXIMUM WITHDRAWAL CHARGE(B)                  JOHN HANCOCK NEW YORK          JOHN HANCOCK NEW YORK
(as a percentage of Purchase Payments)    (without Payment Enhancement)    (with Payment Enhancement)
FIRST YEAR                                             6%                              8%
SECOND YEAR                                            6%                              8%
THIRD YEAR                                             5%                              7%
FOURTH YEAR                                            5%                              7%
FIFTH YEAR                                             4%                              5%
SIXTH YEAR                                             3%                              4%
SEVENTH YEAR                                           2%                              3%
EIGHTH YEAR                                            0%                              1%
THEREAFTER                                             0%                              0%

TRANSFER FEE(C)
MAXIMUM FEE                                          $25                             $25
CURRENT FEE                                          $ 0                             $ 0

A State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

B This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

C We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

                                                           JOHN HANCOCK USA                     JOHN HANCOCK NEW YORK
ANNUAL CONTRACT FEE(A)                                          $  30                                     $  30

ANNUAL SEPARATE ACCOUNT EXPENSES(B)              CONTRACT YEARS      CONTRACT YEARS       CONTRACT YEARS        CONTRACT YEARS
(as a percentage of average Contract Value)           1-7                  8+                   1-7                     8+
Mortality and Expense Risks Fee                      1.00%               0.85%                 1.00%                  0.85%
Daily Administration Fee (asset based)               0.15%               0.15%                 0.15%                  0.15%
                                                     ----                ----                  ----                   ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES               1.15%               1.00%                 1.15%                  1.00%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

                                                 CONTRACT YEARS      CONTRACT YEARS       CONTRACT YEARS        CONTRACT YEARS

FEES DEDUCTED FROM SEPARATE ACCOUNT                   1-7                  8+                    1-7                    8+*
Optional Annual Step Death Benefit Fee
Optional Payment Enhancement Fee(C)
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(D)            0.20%               0.20%                  0.20%                 0.20%
                                                   not offered         not offered              0.35%                 0.35%
                                                     1.35%               1.20%                  1.70%                 1.55%*
                                                                                         *If you elect the optional PAYMENT
                                                                                         ENHANCEMENT RIDER, Total Annual Separate
                                                                                         Account Annual Expenses in CONTRACT YEAR 8
                                                                                         are 1.70%  because the Mortality and
                                                                                         Expense Risks Fee is 1.00% that Contract
                                                                                         Year and 0.85% in Contract Years 9+.

FEES DEDUCTED FROM CONTRACT VALUE
Optional Principal Plus for Life Fee(E)
(as a percentage of Adjusted Guaranteed
Withdrawal Balance)
         Maximum Fee                                            0.75%                                     0.75%
         Current Fee                                            0.40%                                     0.40%

A The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of it's assessment the Contract Value is greater than or equal to $99,000.

B A daily charge reflected as a percentage of the Variable Investment Options unless otherwise noted.

C This is a daily charge reflected as a percentage of the Variable Investment Options. Please note that when the optional Payment Enhancement is chosen, the guaranteed rate applicable to any Fixed Investment Options is also reduced by 0.35%.

D Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit and Payment Enhancement Fees, as applicable.

E The current charge is 0.40%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                            MINIMUM          MAXIMUM
RANGE OF EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS, INCLUDING
MANAGEMENT FEES, RULE 12B-1 FEES, AND OTHER EXPENSES                             0.77%            1.42%

                         Fee Tables (Venture Version B)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture Contract. These fees are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)        JOHN HANCOCK USA         John Hancock New York           John Hancock New York
 (AS % OF PURCHASE PAYMENTS)                              (WITHOUT PAYMENT ENHANCEMENT)    (WITH PAYMENT ENHANCEMENT)
      First Year                           6%                          6%                             8%
      Second Year                          6%                          6%                             8%
      Third Year                           5%                          5%                             7%
      Fourth Year                          5%                          5%                             7%
      Fifth Year                           4%                          4%                             5%
      Sixth Year                           3%                          3%                             4%
      Seventh Year                         2%                          2%                             3%
      Eighth Year                          0%                          0%                             1%
      Thereafter                           0%                          0%                             0%

TRANSFER FEE(C)
      Maximum Fee                        $25                         $25                            $25
      Current Fee                        $ 0                         $ 0                            $ 0

A State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

B This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

C We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

                                                                       JOHN HANCOCK USA           JOHN HANCOCK NEW YORK
ANNUAL CONTRACT FEE(A)                                                        $30                          $30

Annual Separate Account Expenses(B)
(AS A PERCENTAGE OF AVERAGE CONTRACT VALUE)
Mortality and Expense Risks Fee                                              1.25%                        1.25%
Daily Administration Fee (asset based)                                       0.15%                        0.15%
                                                                             ----                         ----
Total Annual Separate Account Expenses                                       1.40%                        1.40%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT
Optional Payment Enhancement Fee(C)                                       Not offered                     0.35%
                                                                          -----------                     ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(D)                                    1.40%                        1.75%

FEES DEDUCTED FROM CONTRACT VALUE
Optional Principal Plus for Life Fee(E)
(as a percentage of Adjusted Guaranteed Withdrawal Balance)
       Maximum Fee                                                           0.75%                        0.75%
       Current Fee                                                           0.40%                        0.40%

A The $30 annual Contract fee will not be assessed prior to the Maturity Date under a Contract if at the time of its assessment the sum of all Investment Account Values is greater than or equal to $99,000.

B A daily fee reflected as a percentage of the Variable Investment Options unless otherwise noted.

C This is a daily charge reflected as a percentage of the amounts in the Variable Investment Options. Please note that when the optional Payment Enhancement is chosen, the guaranteed rate applicable to any Fixed Investment Option is also reduced by 0.35%.

D Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Payment Enhancement Fee, as applicable.

E The current charge is 0.40%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                             MINIMUM                  MAXIMUM
Range of expenses that are deducted from Fund assets, including
management fees, Rule 12b-1 fees, and other expenses                              0.77%                    1.42%

                     Fee Tables (Venture Previously Issued)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture Contract. The tables also describe the fees and expenses for older versions of the Venture Contracts, as well as information about optional benefit Riders that may have been available to you when you purchased the Contract. The items listed under "Contract Owner Transaction Expenses" and "Period Fees and Expenses Other than Funds Expenses" are more completely described in this Prospectus under "Charges and Deductions". The items listed under "Total Annual Fund Operating Expenses" are described in detail in Fund prospectuses. Unless otherwise shown, the tables entitled "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

                                JOHN HANCOCK USA

MAXIMUM WITHDRAWAL                   VEN 20, 22            VEN 7, VEN 8             VEN 1, VEN 3
CHARGE (AS % OF PURCHASE
PAYMENTS)(B)
FIRST YEAR                               6%                     6%                       5%
SECOND YEAR                              6%                     6%                       5%
THIRD YEAR                               5%                     5%                       5%
FOURTH YEAR                              5%                     4%                       5%
FIFTH YEAR                               4%                     3%                       5%
SIXTH YEAR                               3%                     2%                       -
SEVENTH YEAR                             2%                     -                        -
THEREAFTER                               0%                     0%                       0%
TRANSFER FEE(C)
MAXIMUM FEE                            $25                    $25                      $25
CURRENT FEE                            $ 0                    $ 0                      $ 0

                             JOHN HANCOCK NEW YORK

Maximum Withdrawal Charge              VEN 24                  VEN 24               VEN 9
(AS % OF PURCHASE PAYMENTS)(B)     (With Payment          (Without Payment
                                    Enhancement)             Enhancement)
FIRST YEAR                              8%                      6%                    6%
SECOND YEAR                             8%                      6%                    6%
THIRD YEAR                              7%                      5%                    5%
FOURTH YEAR                             7%                      5%                    4%
FIFTH YEAR                              5%                      4%                    3%
SIXTH YEAR                              4%                      3%                    2%
SEVENTH YEAR                            3%                      2%                    -
EIGHTH YEAR                             1%                      -                     -
THEREAFTER                              0%                      0%                    0%
TRANSFER FEE(C)
MAXIMUM FEE                           $25                     $25                   $25
CURRENT FEE                           $ 0                     $ 0                   $ 0

(A) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

(B) The charge is taken within the specified period of years measured from the date of payment.

(C) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THESE TABLES DO NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

                                JOHN HANCOCK USA

                                                                           VEN 20, 22        VEN 3, VEN 7           VEN 1
                                                                                             AND VEN 8
ANNUAL CONTRACT FEE(A)                                                       $ 30                $ 30                $ 30

ANNUAL SEPARATE ACCOUNT EXPENSES(B)
          MORTALITY AND EXPENSE RISKS FEE                                    1.25%               1.25%               1.30%
          DAILY ADMINISTRATION FEE- ASSET BASED                              0.15%               0.15%               0.00%
                                                                             ----                ----                ---
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                       1.40%               1.40%               1.30%
(WITH NO OPTIONAL RIDERS REFLECTED)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT
          GUARANTEED EARNINGS MULTIPLIER BENEFIT FEE                         0.20%            NOT OFFERED         NOT OFFERED
                                                                             ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                       1.60%
(WITH GUARANTEED EARNINGS MULTIPLIER FEE REFLECTED, AS APPLICABLE.)

FEES DEDUCTED FROM CONTRACT VALUE
GUARANTEED MINIMUM WITHDRAWAL BENEFITS(C)
(AS A PERCENTAGE OF ADJUSTED GUARANTEED WITHDRAWAL BALANCE)

          MAXIMUM FEE                                                        0.75%
          CURRENT FEE - PRINCIPAL PLUS                                       0.30%            NOT OFFERED         not offered
          Current Fee - Principal Plus for Life                              0.40%            NOT OFFERED         NOT OFFERED

GUARANTEED RETIREMENT INCOME PROGRAMS(D)
(AS A PERCENTAGE OF INCOME BASE)
          GUARANTEED RETIREMENT INCOME PROGRAM                               0.25%            NOT OFFERED         NOT OFFERED
          GUARANTEED RETIREMENT INCOME PROGRAM II                            0.45%            NOT OFFERED         NOT OFFERED
          GUARANTEED RETIREMENT INCOME PROGRAM III                           0.50%            NOT OFFERED         NOT OFFERED
TRIPLE PROTECTION DEATH BENEFIT(E)                                           0.50%            NOT OFFERED         NOT OFFERED
(AS A PERCENTAGE OF TRIPLE PROTECTION DEATH BENEFIT)

(A) The $30 annual administration fee will not be assessed prior to the Maturity Date under a Venture Contract if at the time of its assessment the sum of all Investment Account values is greater than or equal to $99,000. This provision does not apply to Ven 1, Ven 3, Ven 7 or Ven 8 Contracts.

(B) A daily charge reflected as a percentage of the Variable Investment Options unless otherwise noted.

(C) We reserve the right to increase the current charge shown to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

(D) Guaranteed Retirement Income Programs could not be purchased if you elected to purchase Principal Plus or Principal Plus for Life. Availability varied by state and when you purchased your Contract. See Appendix E for availability.

(E) Subject to state availability, the Triple Protection Death Benefit was offered from December, 2003 through December 2004. This optional benefit could not be purchased, however, if you elected to purchase Principal Plus, Guaranteed Retirement Income Program, Guaranteed Retirement Income Program II, or Guaranteed Retirement Income Program III.

                              JOHN HANCOCK NEW YORK

                                                                              VEN 24                 VEN 9
ANNUAL CONTRACT FEE(A)                                                          $ 30                   $ 30

ANNUAL SEPARATE ACCOUNT EXPENSES(B)

     Mortality and Expense Risks Fee                                            1.25%                  1.25%
     Daily Administration Fee - asset based                                     0.15%                  0.15%
                                                                                ----                   ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                          1.40%                  1.40%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT

     Optional Payment Enhancement Fee(C)                                        0.35%               not offered
                                                                                ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                          1.75%

(With Optional Payment Enhancement Rider Fee Reflected)
FEES DEDUCTED FROM CONTRACT VALUE

Guaranteed Minimum Withdrawal Benefits (D)
(as a percentage of Adjusted Guaranteed Withdrawal Balance)
      Maximum fee                                                               0.75%
      Current fee - Principal Plus                                              0.30%               not offered
      Current fee - Principal Plus for Life                                     0.40%               not offered

Guaranteed Retirement Income Programs(E)
(as a percentage of Income Base)
     Guaranteed Retirement Income Program I                                     0.30%               not offered
     Guaranteed Retirement Income Program II                                    0.45%               not offered

(A) The $30 annual administration fee will not be assessed prior to the Maturity Date under a Venture Contract if at the time of its assessment the sum of all Investment Account values is greater than or equal to $99,000. This provision does not apply to Ven 9 Contracts.

(B) A daily charge reflected as a percentage of the Variable Investment Options unless otherwise noted.

(C) This is a daily charge reflected as a percentage of the Variable Investment Options. Please note that when the optional Payment Enhancement is chosen, the guaranteed rate applicable to any fixed monies is also reduced by 0.35%.

(D) We reserve the right to increase the current charge shown to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

(E) Guaranteed Retirement Income Programs could not be purchased if you elected to purchase Principal Plus or Principal Plus for Life. Availability varied by when you purchased your Contract. See Appendix E for availability.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

 TOTAL ANNUAL FUND OPERATING EXPENSES                                     MINIMUM(A)       MAXIMUM
Range of expenses that are deducted from Fund
assets, including management fees,
Rule 12b-1 fees, and other expenses for Contracts
issued on and after May 13, 2002                                            0.76%           1.60%

Range of expenses that are deducted from Fund
assets, including management fees,
Rule 12b-1 fees, and other expenses for Contracts
issued prior to May 13, 2002                                                0.56%           1.40%

(A) For Contracts issued prior to May 13, 2002, the range of expenses has a lower minimum because the Separate Account invests in Class 1 Fund shares for certain Variable Investment Options available under those Contracts.

                            Fee Tables (Vantage 2006)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Vantage Contract. These fees are more completely described in this Prospectus under "Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)
(as percentage of Purchase Payments)
      First Year                                      8.5%
      Second Year                                     8.5%
      Third Year                                        8%
      Fourth Year                                       7%
      Fifth Year                                        6%
      Sixth Year                                        5%
      Seventh Year                                      4%
      Eighth Year                                       3%
      Ninth Year                                        2%
      Thereafter                                        0%

TRANSFER FEE(C)
      Maximum Fee                                     $25
      Current Fee                                     $ 0

A State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

B This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

C We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

ANNUAL CONTRACT FEE(A)                                                    $ 40
ANNUAL SEPARATE ACCOUNT EXPENSES(B)
(as a percentage of average Contract Value)
MORTALITY AND EXPENSE RISKS FEE                                           1.25%
DAILY ADMINISTRATION FEE (ASSET BASED)                                    0.30%
                                                                          ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                    1.55%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT

OPTIONAL ANNUAL STEP DEATH BENEFIT FEE                                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(C)                                 1.75%
(
FEES DEDUCTED FROM CONTRACT VALUE
OPTIONAL PRINCIPAL PLUS FOR LIFE FEE(D)
(AS A PERCENTAGE OF ADJUSTED GUARANTEED WITHDRAWAL BALANCE)
       MAXIMUM FEE                                                        0.75%
       Current fee                                                        0.40%

A The $40 annual Contract fee will not be assessed prior to the Maturity Date if at the time of it's assessment the sum of all Investment Account values is greater than or equal to $99,000.

B A daily fee reflected as a percentage of the Variable Investment Options unless otherwise noted.

C Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee.

D The current charge is 0.40%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                        MINIMUM                  MAXIMUM
RANGE OF EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS, INCLUDING
MANAGEMENT FEES, RULE 12B-1 FEES, AND OTHER EXPENSES                         0.77%                    1.42%

                     Fee Tables (Vantage Previously Issued)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Vantage Contract. The tables also describe the fees and expenses for older versions of the Vantage Contracts, as well as information about optional benefit Riders that we no longer make available. The items listed under "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" are more completely described in this Prospectus under "Charges and Deductions". The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectuses. Unless otherwise shown, the tables entitled "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" show the maximum fees and expenses (including fees deducted from Contract value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)
(as percentage of Purchase Payments)
      First Year                                                   8.5%
      Second Year                                                  8.5%
      Third Year                                                     8%
      Fourth Year                                                    7%
      Fifth Year                                                     6%
      Sixth Year                                                     5%
      Seventh Year                                                   4%
      Eighth Year                                                    3%
      Ninth Year                                                     2%
      Thereafter                                                     0%

TRANSFER FEE(C)
      Maximum Fee                                                  $25
      Current Fee                                                  $ 0

(A) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

(B) The charge is taken within the specified period of years measured from the date of payment.

(C) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

                                                                    CONTRACTS      CONTRACTS         CONTRACTS       CONTRACTS
                                                                     ISSUED         ISSUED            ISSUED           ISSUED
                                                                    PRIOR TO      1/29/2001 to       5/6/2003 to     5/2/2005 to
                                                                   1/ 29/ 2001      5/5/2003          5/1/2005        5/1/2006
ANNUAL CONTRACT FEE (A)                                                $40              $40              $40            $40

ANNUAL SEPARATE ACCOUNT EXPENSES (B)

MORTALITY AND EXPENSE RISKS FEE                                       1.25%            1.25%            1.25%          1.25%
DAILY ADMINISTRATION FEE - ASSET BASED                                0.30%            0.30%            0.30%          0.30%
                                                                      ----             ----             ----           ----
Total Annual Separate Account Expenses                                1.55%            1.55%            1.55%          1.55%
(WITH NO OPTIONAL RIDERS REFLECTED)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT

ANNUAL STEP DEATH BENEFIT FEE                                         0.20%            0.05%            0.20%          0.20%
GUARANTEED EARNINGS MULTIPLIER BENEFIT FEE                         NOT OFFERED         0.20%            0.20%          0.20%
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                1.75%            1.80%            1.95%          1.95%
(WITH ANNUAL STEP DEATH BENEFIT FEE AND GUARANTEED EARNINGS
 MULTIPLIER FEE REFLECTED)

FEES DEDUCTED FROM CONTRACT VALUE
GUARANTEED MINIMUM WITHDRAWAL BENEFITS (C)

(AS A PERCENTAGE OF ADJUSTED GUARANTEED WITHDRAWAL BALANCE)
           PRINCIPAL PLUS FOR LIFE
           MAXIMUM FEE                                             not offered      not offered      not offered       0.75%
           Current Fee                                                                                                 0.40%

           PRINCIPAL PLUS
           MAXIMUM FEE                                             NOT OFFERED      NOT OFFERED         0.75%       NOT OFFERED
           CURRENT FEE                                                                                  0.30%

GUARANTEED RETIREMENT INCOME PROGRAMS (D)
(AS A PERCENTAGE OF INCOME BASE)
           GUARANTEED RETIREMENT INCOME PROGRAM II                 NOT OFFERED         0.45%         NOT OFFERED    NOT OFFERED
           GUARANTEED RETIREMENT INCOME PROGRAM III                NOT OFFERED      NOT OFFERED         0.50%       NOT OFFERED

TRIPLE PROTECTION DEATH BENEFIT (E)                                NOT OFFERED      NOT OFFERED         0.50%       NOT OFFERED
(AS A PERCENTAGE OF TRIPLE PROTECTION DEATH BENEFIT)

(A) The $40 annual administration fee will not be assessed prior to the maturity date under a Vantage Contract if at the time of its assessment the sum of all investment account values is greater than or equal to $99,000.

(B) A daily charge reflected as a percentage of the Variable Investment Options unless otherwise noted.

(C) The current charge is 0.30%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract value. The charge is deducted on an annual basis from the Contract value. Principal Plus was not available for Contracts issued prior to December 8, 2003.

(D) Guaranteed Retirement Income Programs could not be purchased if you elected to purchase Principal Plus or Principal Plus for Life. Availability varied by state and when you purchased your Contract. See Appendix E for availability.

(E) Subject to state availability, the Triple Protection death benefit was offered from December, 2003 through December, 2004. This optional benefit could not be purchased, however, if you elected to purchase Principal Plus, Guaranteed Retirement Income Program II, or Guaranteed Retirement Income Program III.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                                    MINIMUM(A)                MAXIMUM
Range of expenses that are deducted from Fund assets,
including management fees, Rule 12b-1 fees, and other
expenses for Contracts issued on and after May 13, 2002                                  0.76%                     1.60%

Range of expenses that are deducted from Fund assets,
including management fees, Rule 12b-1 fees, and other
expenses for Contracts issued prior to May 13, 2002                                      0.56%                     1.40%

(A) For Contracts issued prior to May 13, 2002, the range of expenses has a lower minimum because the Separate Account invests in Class 1 Fund shares for certain Variable Investment Options available under those Contracts.

                       Fee Tables (Venture III Version A)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture III Contract. These fees are more completely described in this Prospectus under "Charges and Deductions". The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE(B)
(as percentage of Purchase Payments)
      First Year                                                        6%
      Second Year                                                       5%
      Third Year                                                        4%
      Thereafter                                                        0%

TRANSFER FEE(C)
      Maximum Fee                                                     $25
      Current Fee                                                     $ 0

A State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

B This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

C We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

ANNUAL CONTRACT FEE                                                                None
Annual Separate Account Expenses (A)
(AS A PERCENTAGE OF AVERAGE CONTRACT VALUE)
Mortality and Expense Risks Fee                                                    1.25%
Distribution Fee                                                                   0.25%
Daily Administration Fee (asset based)                                             0.15%
                                                                                   ----
Total Annual Separate Account Expenses                                             1.65%
 (With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT
Optional Annual Step Death Benefit Fee                                             0.20%
                                                                                   ----
Total Annual Separate Account Expenses(B)                                          1.85%

Fees Deducted from Contract Value
Optional Principal Plus for Life Fee(C)
(as a percentage of Adjusted Guaranteed Withdrawal Balance)
       Maximum fee                                                                 0.75%
       Current fee                                                                 0.40%

A A daily fee reflected as a percentage of the Variable Investment Options unless otherwise noted.

B Amount shown includes the Mortality and Expense Risks Fee, Distribution Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee.

C The current charge is 0.40%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                            MINIMUM                  MAXIMUM
Range of expenses that are deducted from Fund assets, including
management fees, Rule 12b-1 fees, and other expenses                             0.77%                    1.42%

                   Fee Tables (Venture III Previously Issued)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture III Contract. The tables also describe the fees you paid for optional benefit Riders that may have been available to you when you purchased the Contract. The items listed under "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" are more completely described in this Prospectus under "Charges and Deductions". The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectuses. Unless otherwise shown, the tables entitled "Contract Owner Transaction Expenses" and "Separate Account Annual Expenses" show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

MAXIMUM WITHDRAWAL CHARGE
(as % of Purchase Payments)(B)
      First Year                                                 6%
      Second Year                                                5%
      Third Year                                                 4%
      Thereafter                                                 0%

TRANSFER FEE(C)                                                $25
      MAXIMUM FEE                                              $ 0
      CURRENT FEE

(A) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

(B) The charge is taken within the specified period of years measured from the date of payment.

(C) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

                                                                                     JOHN HANCOCK USA         JOHN HANCOCK NEW YORK
ANNUAL CONTRACT FEE                                                                        $  0                       $  0

ANNUAL SEPARATE ACCOUNT EXPENSES(A)

MORTALITY AND EXPENSE RISKS FEE                                                            1.25%                      1.25%
DISTRIBUTION FEE                                                                           0.25%                      0.25%
ADMINISTRATION FEE- ASSET BASED                                                            0.15%                      0.15%
                                                                                           ----                       ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                                     1.65%                      1.65%
(With No Optional Riders Reflected)

OPTIONAL BENEFITS

FEES DEDUCTED FROM SEPARATE ACCOUNT FOR OPTIONAL BENEFITS

OPTIONAL ANNUAL STEP DEATH BENEFIT FEE(B)                                                  0.20%                      0.20%
OPTIONAL GUARANTEED EARNINGS MULTIPLIER BENEFIT FEE                                        0.20%                   NOT OFFERED
                                                                                           ----                    -----------
Total Annual Separate Account Expenses                                                     2.05%                      1.85%
(WITH ANNUAL STEP DEATH BENEFIT AND GUARANTEED EARNINGS MULTIPLIER FEE
REFLECTED, AS APPLICABLE)

FEES DEDUCTED FROM CONTRACT VALUE FOR OPTIONAL BENEFITS
GUARANTEED MINIMUM WITHDRAWAL BENEFITS(C)
(AS A PERCENTAGE OF ADJUSTED GUARANTEED WITHDRAWAL BALANCE)

            MAXIMUM FEE                                                                    0.75%                      0.75%
            CURRENT FEE - PRINCIPAL PLUS FOR LIFE                                          0.40%                      0.40%
            CURRENT FEE - PRINCIPAL PLUS                                                   0.30%                      0.30%
GUARANTEED MINIMUM INCOME PROGRAMS(D)
(AS A PERCENTAGE OF INCOME BASE)
            GUARANTEED RETIREMENT INCOME PROGRAM I                                      NOT OFFERED                   0.30%
            GUARANTEED RETIREMENT INCOME PROGRAM II                                        0.45%                      0.45%
            GUARANTEED RETIREMENT INCOME PROGRAM III                                       0.50%                   NOT OFFERED
TRIPLE PROTECTION DEATH BENEFIT(E)                                                         0.50%                   NOT OFFERED
(as a percentage of Triple Protection Death Benefit)

(A) A daily charge reflected as a percentage of the Variable Investment Options unless otherwise noted.

(B) The charge for the optional Annual Step Death Benefit is 0.05% of the value of the Variable Investment Options if you purchased the Rider from John Hancock USA prior to May 2003 or from John Hancock New York prior to August 2005

(C) The current charge is 0.40% for Principal Plus for Life and 0.30% for Principal Plus. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

(D) Guaranteed Retirement Income Programs could not be purchased if you elected to purchase Principal Plus. Availability varied by state and when you purchased your Contract. See Appendix E for availability.

(E) Subject to state availability, John Hancock USA offered the Triple Protection Death Benefit from December, 2003 through December 2004. This option benefit could not be purchased, however, if you elected to Purchase Principal Plus, Guaranteed Retirement Income Program II or Guaranteed Retirement Income Program III.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                                  MINIMUM(A)          MAXIMUM
Range of expenses that are deducted from Fund assets,
including management fees, Rule 12b-1 fees, and other
expenses for Contracts issued on and after May 13, 2002                                 0.76%                1.60%

Range of expenses that are deducted from Fund assets,
including management fees, Rule 12b-1 fees, and other
expenses for Contracts issued prior to May 13, 2002                                     0.56%                1.40%

(A) For Contracts issued prior to May 13, 2002, the range of expenses has a lower minimum because the Separate Accounts invest in Class 1 Fund shares for certain Variable Investment Options available under those Contracts.

                               Fee Tables (Vision)

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Contract. The tables also describe the fees and expenses for older versions of the Contract, as well as information about optional benefit Riders that were available for certain time periods. The items listed under "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" are more completely described in this Prospectus under "Charges and Deductions" for Vision Contracts. The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectuses. Unless otherwise shown, the tables entitled "Contract Owner Transaction Expenses" and "Periodic Fees and Expenses Other than Fund Expenses" show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                      CONTRACT OWNER TRANSACTION EXPENSES(A)

                                                            JOHN HANCOCK USA                         JOHN HANCOCK-NEW YORK
                                         CONTRACTS ISSUED ON AND    CONTRACTS ISSUED PRIOR TO       ALL CONTRACT ISSUE DATES
                                          AFTER NOVEMBER 1, 1996         NOVEMBER 1, 1996
MAXIMUM WITHDRAWAL CHARGE
(as % of Purchase Payments)(B)
      FIRST YEAR                                  NONE                           3%
      SECOND YEAR                                                                3%
      THIRD YEAR                                                                 3%                          NONE
      THEREAFTER
TRANSFER FEE(C)
      MAXIMUM FEE                                 $25                          $25                           $25
      CURRENT FEE                                 $ 0                          $ 0                           $ 0

(A) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "General Matters - Premium Taxes").

(B) The charge is taken within the specified period of years measured from the date of a Purchase Payment.

(C) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES

ANNUAL CONTRACT FEE                                                             NONE
ANNUAL SEPARATE ACCOUNT EXPENSES (A)
MORTALITY AND EXPENSE RISKS FEE                                                 1.25%
DISTRIBUTION FEE                                                                0.25%
DAILY ADMINISTRATION FEE- ASSET BASED                                           0.15%
                                                                                ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES                                          1.65%

FEES DEDUCTED FROM CONTRACT VALUE FOR OPTIONAL BENEFITS
(NOT AVAILABLE WITH JOHN HANCOCK NEW YORK CONTRACTS)

Principal Plus
(as a percentage of Adjusted Guaranteed Withdrawal Balance)(B)
MAXIMUM FEE                                                                     0.75%(B)
CURRENT FEE                                                                     0.30%(B)

Triple Protection Death Benefit
(as a percentage of Triple Protection death benefit) (C)
CURRENT FEE                                                                     0.50%

(A) A daily charge reflected as a percentage of the variable Investment Accounts unless otherwise noted.

(B) The current charge is 0.30%. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped-Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value. This optional benefit was not available for Contracts issued prior to December 8, 2003.

(C) This optional benefit was not available for Contracts issued prior to December 8, 2003 and can not be purchased if you elect to purchase Principal Plus.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                                             MINIMUM(A)              MAXIMUM
RANGE OF EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS,
INCLUDING MANAGEMENT FEES, RULE 12B-1 FEES, AND OTHER
EXPENSES FOR CONTRACTS ISSUED ON AND AFTER JANUARY 28, 2002                       0.76%                   1.60%

RANGE OF EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS,
INCLUDING MANAGEMENT FEES, RULE 12B-1 FEES, AND OTHER
EXPENSES FOR CONTRACTS ISSUED  PRIOR TO JANUARY 28, 2002                          0.56%                   1.40%

(A) For Contracts issued prior to January 28, 2002, the range of expenses has a lower minimum of because the Separate Accounts invest in Class 1 Fund shares for certain Variable Investment Options available under those Contracts.